ANS Investments LLC
▪ 50 Battery Place, Suite 7F, New York, NY 10280 ▪
▪ Tel: (212) 945-2080 ▪ Fax: (508) 629-0074 ▪
▪ Email: jmeer@verizon.net ▪

April 6, 2009

VIA EDGAR AND FAX TO (202) 772-9203

Peggy Kim, Esq.
Attorney Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303

Re: Magellan Petroleum Corporation, File No. 001-05507

Dear Ms. Kim:

ANS Investments LLC, a Delaware limited liability company, and Jonah M. Meer (collectively, the “Filing Parties”) hereby give notice that we are terminating our Proxy Solicitation and Contested Election.

Thank you for all courtesies extended.

Very truly yours,

/s/ Jonah M. Meer
Jonah M. Meer

ANS INVESTMENTS LLC
By: /s/ Jonah M. Meer
President and Chief Executive Officer

Cc:	Keith Gottfried, Esq. Patrick Salisbury, Esq. Edward Whittemore, Esq.